UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For February, 2005

   Carmanah Technologies Corporation

1304 - 925 West Georgia St., Vancouver, B.C.   V6C 3L2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    X

Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes       X               No

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):  0-30052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      Carmanah Technologies Corporation

(Registrant)

"Peeyush K. Varshney"

Date: February 1, 2005

_____________________________________

Mr. Peeyush K. Varshney, Corporate Secretary

This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

February 1, 2005

Item 3.

Press Release

February 1, 2005, at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation is pleased to announce two new and technically enhanced LED (light-emitting diode) edge-lit roadway signs that will make night driving easier and safer in North America.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth                         Peeyush Varshney

President                                 Corporate Secretary

(250) 380-0052                        (604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 1st day of February 2005.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Corporate Secretary
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, February 1, 2005

(No.2005-02-02)

A “GOOD SIGN” FOR DRIVERS – CARMANAH IMPROVES ILLUMINATED ROAD SIGNS

Lit from within, LED edge-lit signs enhance road safety while reducing energy use by 90%

Although only 25 percent of driving occurs at night, this is when more than half of traffic fatalities happen, with "inadequate and poorly maintained signs" often cited as a contributing factor…

Vancouver, British Columbia, Canada – Tuesday, February 1, 2005 - Carmanah Technologies Corporation (TSX Venture: CMH) is pleased to announce two new and technically enhanced LED (light-emitting diode) edge-lit roadway signs that will make night driving easier and safer in North America:

  Model R409 Edge-Lit LED Street-Name Sign

  Model R450 Edge-Lit LED Traffic Sign

Traffic agencies in 12 states have already installed Carmanah’s next-generation LED-illuminated roadway signs.  Customers include the cities of St. Charles (MO), Camarillo (CA), Broomfield (CO), and Tyler (TX).

"These popular products integrate over 11 years of sign lighting expertise from our wholly-owned subsidiary, Carmanah Signs, into our successful line of roadway lighting products," said Art Aylesworth, CEO of Carmanah.

Carmanah Signs Inc. (CSI), formerly AVVA Light Corporation, has been manufacturing LED edge-lit illuminated signs since 1993 and has an installation base exceeding 50,000 units.  Carmanah’s road signs, developed and extensively tested over several years, incorporate the superior illumination characteristics and energy-saving advantages of CSI’s renowned architectural and retail point-of-purchase signs.

Many traffic agencies are very receptive to LED technology, having recently benefited from the widespread conversion to LED traffic signals.  This new technology is already saving them up to $1,000 annually per intersection, through reduced electricity costs and bulb replacements.

Carmanah's LED edge-lit technology brings similar benefits to internally illuminated street name and traffic signs.  The signs offer an unprecedented clarity and uniform brightness that makes them easily readable and attractive.  They enhance the streetscape and promote safer and more efficient traffic flow, particularly at busy intersections and tourist areas.  Additional advantages include:

  “Green” energy efficient technology - up to 90% less electricity consumption than fluorescent signs and 50% less than backlit signs with LED retrofitting.

  LED lifespan of 50,000 hours - up to 15 years of maintenance-free operation with no bulb or ballast replacements.

  Slim, lightweight and easy to install - as little as 1.38 inches thick with a built-in power supply.

  Highly durable and glass-free - manufactured of unbreakable LEDs mounted to a tough acrylic face.

Traffic safety trends, changing vehicle designs and an aging population are spurring a shift toward more sign illumination.  This is particularly true for overhead signs, which receive only 10 percent of vehicle headlamp illumination compared to roadside signs.

Changes in headlight specifications reducing the amount of upward light are expected to reduce the retro-reflective illumination of overhead signs by one-third.  Meanwhile, the U.S. population over 65 will rise from 13 to 20 percent in the next 15 years, meaning more drivers needing better sign illumination and

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com

greater reaction times - the amount of light a driver needs to see at night doubles every 13 years after the age of 20.

For the reasons above, the U.S. Federal Highway Administration's 2003 Manual on Uniform Traffic Control Devices (MUTCD) explicitly recommends that overhead signs be illuminated unless an engineering study shows that it is not required.

"Our entry into the road sign market is well-timed," said Aylesworth.  "Many cities are investigating greater sign illumination, typically installing a small number of signs for evaluation in their busiest intersections and then following up with larger orders.  Long-term plans could call for illuminating signs at every major intersection as funding becomes available, installing illuminated signage at all new intersections, or replacing all fluorescent signs with LED illuminated signs to reduce maintenance costs."

For more information about Carmanah's LED edge-lit road signs and self-contained, solar-powered LED road lights, please visit www.roadlights.com

Other Announcements

Carmanah's December 31, 2004 audited year end financial results are scheduled for release during the first week of March, 2005.  The Company’s Annual General Meeting will be held in Victoria, British Columbia, Canada on Tuesday, May 24th, 2005.  Details regarding venue and times will be released once they are finalized.

About Carmanah

Carmanah is an award-winning manufacturer of proprietary LED lighting and illumination products for the roadway, marine, aviation, public transit, industrial worksite, and illuminated signage markets.  The Company has more than 100,000 installations in 110 countries.  The shares of Carmanah Technologies Corporation are publicly traded on the TSX Venture Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“ Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski, Director Investor Relations Tel: (403) 861-8384 Toll-Free: 1-800-665-3749 mkomonoski@carmanah.com	Media: Mr. David Davies Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2003, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  These risks and uncertainties are also described under the caption "Risk Factors" in Carmanah’s Annual Information Form dated December 31, 2003, as filed with the British Columbia Securities Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.

Suite 1304-925 West Georgia St., Vancouver, BC, Canada   V6C 3L2

Phone (604) 629-0264 Toll Free 1-866-629-0264

Fax (604) 682-4768   e-mail: investors@carmanah.com